DLA Piper LLP (US)
4141 Parklake Avenue, Suite 300
Raleigh, North Carolina  27612-2309
www.dlapiper.com

Damon M. McLean
damon.mclean@dlapiper.com
T   919.786.2011
F   919.786.2211

July 9, 2010

VIA EDGAR

Ms. Sonya Barros
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E., Mail Stop 3010 CF/AD8
Washington, D.C. 20549

Re:	Bluerock Enhanced Multifamily Trust, Inc.
Pre-Effective Amendment No. 1 to Post-Effective Amendment No. 3 to Form S-11
Commission File No. 333-153135

Dear Ms. Barros:

On behalf of Bluerock Enhanced Multifamily TRust, Inc. (the “Company”) we acknowledge receipt of the Staff’s verbal comments regarding the above-referenced filing.  For ease of reference, your verbal comment is summarized below, followed by our response.

Comment: On page 5 of prospectus supplement no. 5 dated July 2, 2010, under the heading “Distributions,” the staff notes that you have revised your disclosure, which previously stated that “initial cash distributions will be funded from proceeds from our initial public offering,” to state that “initial cash distributions have been funded from the Company's Funds from Operations (FFO).”  Please remove the revised disclosure or revise the disclosure to describe cash distributions paid relative to cash flow from operations, a liquidity measure, rather than to funds from operations, a performance measure.

Response:  We will revise the relevant disclosure to restore the original statement that initial cash distributions are funded from the proceeds from the Company’s initial public offering.  As discussed, we will make this revision in a supplement to be filed pursuant to Rule 424(b)(3) as soon as practicable following the effectiveness of pre-effective amendment no. 1 to post-effective amendment No. 3.  The Company’s intent in revising the original language was merely to demonstrate that the Company’s operating performance during the relevant period supports the current level of distributions. Nevertheless, the Company acknowledges that a comparison between cash amounts distributed and a performance measure that includes non-cash elements does not provide sufficient information to determine the actual sources of liquidity for the cash distributions.

We hereby request that you declare pre-effective amendment no. 1 to post-effective amendment No. 3 effective at the earliest practicable time.

The Company acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•
the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, will not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•
the Company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you should have any questions about this filing or require any further information, please call me at (919) 786-2011

Very truly yours,

/s/ Damon M. McLean
Damon M. McLean